

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

David Schwarzbach
Chie Financial Officer
YELP INC
350 Mission Street, 10th Floor
San Francisco, CA 94105

       Re: YELP INC
           Form 10-K for Fiscal Year Ended December 31, 2022
           Filed February 24, 2023
           Form 10-Q for Fiscal Quarter Ended June 30, 2023
           Filed August 7, 2023
           File No 001-35444

Dear David Schwarzbach:

      We have reviewed your August 11, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, Cash Flows, page 58

1.   In the response to comment four you provide your intended revised disclosure regarding quantification of variance factors for cash flows for operating activities. This revised disclosure appears to explain how operating cash flows were derived for the indicated period. Please note the disclosure is to be an analysis of why the reported amount of operating cash materially changed from period to period pursuant to Item 303 of Regulation S-K. Also note references to results and changes in operating assets and liabilities may not provide a sufficient basis to understand how operating cash actually

was affected between periods. Further note the noncash items referred to do not impact cash. In preparing your analysis, refer to the introductory paragraph of section IV.B and B.1 of Staff Release No. 33-8350 for guidance.

Form 10-Q for the Fiscal Quarter Ended June 30, 2023

Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 15. Income Taxes, page 23

2.   Please explain your consideration of disclosing the nature and effect of any significant matters that affected the comparability of your taxes payable balance of $46.2 million at June 30, 2023 with your taxes payable balance of $6.2 million at Dec. 31, 2022. We note taxes payable increased by $15 million in the first quarter of 2023 and an additional $25 million in the second quarter of 2023 per your disclosures in your interim filings. Refer to ASC 740-10-50-14.

3.   You disclose as of June 30, 2023 the total amount of gross unrecognized tax benefits was $63.9 million, $30.3 million of which was subject to a full valuation allowance. ASC 740-10-40-2 states use of a valuation allowance is not a permitted substitute for derecognizing the benefit of a tax position when the more-likely-than-not recognition threshold is no longer met. Please explain to us how your treatment complies with the noted guidance.

Non-GAAP Financial Measures
Reconciliation of Net Income to Adjusted EBITDA, page 32

4.   You present an adjustment for litigation settlement expense of $11 million, apparently regarding the CIPA litigation, in computing your non-GAAP measure Adjusted EBITDA for the three and six months ended June 30, 2023. You disclose a $4 million loss contingency was recorded for this litigation in fiscal 2022, but it appears you did not make an adjustment for this in computing Adjusted EBITDA for that year.
Please disclose this change between periods in your treatment of expenses for this litigation and the reason for it, and explain the reason to us. Refer to Question 100.02 of our Compliance and Disclosure Interpretations ("C&DI") on Non-GAAP Financial Measures. Additionally, in the footnote to the reconciliation table for this measure, describe, if true, the adjustment pertains solely to the CIPA litigation so investors do not get the impression you are adjusting for all litigation expenses that may be prohibited by Question 100.01 of the C&DI.

David Schwarzbach
YELP INC
September 7, 2023
Page 3

       You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services